Exhibit (a)(5)

To: Holders of Vsource Preferred Stock

This letter is being sent to you in connection with the exchange offer (the “Exchange Offer”) that was initiated by Vsource, Inc. (the “Company”) on October 15, 2004. Pursuant to the Exchange Offer, holders of our outstanding Series 1-A, Series 2-A and Series 4-A Preferred Stock have the opportunity to exchange their shares of Preferred Stock for shares of our new wholly-owned subsidiary, which we refer to as Asia Holding Co.

Additional Information

At the time that we initiated the Exchange Offer we mailed to you a copy of an Exchange Offer and Consent Solicitation Circular and a related Information Statement. Both of these documents were also filed as exhibits to a Tender Offer Statement on Schedule TO that was filed by the Company with the Securities and Exchange Commission (the “Commission”). On November 18, 2004 the Company filed an amendment (the “Amendment”) to its Schedule TO which included certain additional information and disclosures, including additional balance sheet data and pro forma financial information regarding the Company. In order to ensure that all holders of our Preferred Stock have access to that information we have included a copy of this balance sheet data and pro forma information with this letter. You can obtain a free copy of the Company’s Tender Offer Statement on Schedule TO, together with a complete copy of the Amendment and all exhibits, at the Commission’s website at www.sec.gov or by contacting Mr. Higham at the telephone number listed below.

Extension of Exchange Offer

On November 12, 2004 we announced that the Company had extended the termination date of the Exchange Offer. The Exchange Offer was originally scheduled to expire at 12:00 Midnight, Pacific Standard Time, on Tuesday, November 16, 2004. The Company has extended the Exchange Offer so that it now will expire at 5:00 pm, Pacific Standard Time, on Friday, November 19, 2004, unless further extended.

Therefore, in order to participate in the exchange offer, the exchange agent must receive the requisite documentation, as specified in the Exchange Offer and Consent Solicitation Circular, no later than 5:00 p.m., Pacific Standard Time, on November 19, 2004. YOU ARE STRONGLY ENCOURAGED TO READ CAREFULLY THE ENTIRE OFFERING CIRCULAR AND INFORMATION STATEMENT BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER

If you have any questions or require any additional assistance, please call Jim Higham at (858) 551-2917.

Sincerely,

Dennis Smith

Vice Chairman

This letter is neither an offer to purchase Vsource Preferred Stock nor a solicitation of an offer to sell shares of Asia Holding Co. Vsource has filed a Tender Offer Statement with the Securities and Exchange Commission. The Tender Offer Statement (including the Information Statement and the Exchange Offer and Consent Solicitation Circular and the other documents filed as exhibits thereto) contains important information, including a description of the conditions to the Company’s obligation to complete the Exchange Offer. These documents should be read carefully before any decision is made with respect to the Exchange Offer. Such documents are available free of charge at www.sec.gov or by contacting Mr. Higham at the number above.

7855 Ivanhoe, Suite 200, La Jolla, CA 92037

The following balance sheet and pro forma information should be read in conjunction with the financial and other information contained in the Exchange Offer and Consent Solicitation Circular. You should carefully read the entire Exchange Offer and Consent Solicitation Circular and the related Information Statement before deciding whether or not to participate in the Exchange Offer.

VSOURCE, INC.

SUMMARIZED CONSOLIDATED BALANCE SHEETS

(in thousands)

The following table shows the summarized consolidated balance sheets of Vsource, Inc.:

	As at Jul 31, 2004	As at Jan 31, 2004	As at Jan 31, 2003
ASSETS
Current Assets	$9,083	$5,817	$14,913
Non-current Assets	4,019	5,017	5,224

Total Assets	$13,102	$10,834	$20,137

LIABILITIES, PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities	$5,177	$8,550	$5,696
Non-current Liabilities	—	—	900

Total Liabilities	5,177	8,550	6,596

Minority Interest	1,395	—	—
Non redeemable preferred stock:
Preferred stock Series 1-A	2,326	2,326	3,140
Preferred stock Series 2-A	2,028	2,028	2,228

Total Non-redeemable preferred Stock	4,354	4,354	5,368
Redeemable preferred stock:
Preferred stock Series 4-A	21,555	14,521	2,728

Total preferred stock	25,909	18,875	8,096

Shareholders’ equity (deficit)	(19,379)	(16,591)	5,445

Total liabilities, preferred stock and shareholders’ equity (deficit)	$13,102	$10,834	$20,137

Vsource, Inc. Pro Forma Information

The pro forma financial information included in the Exchange Offer and Consent Solicitation Circular assumes that all the holders of Series 1-A, 2-A and 4-A preferred stock exchange all their shares for the common shares of Asia Holding Co. There is no assurance that all such stockholders will participate in the exchange offer. Holders of 97.75 % of the shares of Series 4-A stock have indicated their willingness to participate in the exchange offer and the exchange offer is subject to the condition that at least 51% of the Series 1-A and 2-A stockholders participate in the exchange offer. Set out below are the effects on the pro forma financial information assuming two scenarios (1) 97.75% of Series 4-A and 51% of Series 1-A and 2-A stockholders participate in the exchange and (2) 97.75% of Series 4-A and 75% of Series 1-A and 2-A stockholders participate in the exchange. These scenarios are for illustrative purposes only and there is no assurance that these levels of stockholders will participate in the exchange offer.

As at July 31, 2004 (in thousands)	Pro forma*	Scenario 1	Scenario 2
Assets
Cash and cash equivalents	$3,422	$4,681	$4,217

Preferred stock and shareholders’ equity
Preferred stock Series 1-A	—	1,140	581
Preferred stock Series 2-A	—	994	507
Preferred stock Series 4-A	—	485	485

	—	2,619	1,573

Share capital	20	20	20
Additional paid-in capital	67,177	69,599	68,580
Accumulated deficit	(63,387)	(67,169)	(65,568)
Other comprehensive income	(38)	(38)	(38)

Total shareholders’ equity (deficit)	$3,772	$2,412	$2,994

Book value per share	$1.86	$1.19	$1.48

	For the six months ended July 31, 2004	For the three months ended July 31, 2004	For the year ended January 31, 2004	For the year ended January 31, 2003	For the year ended January 31, 2002
Credit arising on Exchange and deemed non-cash dividend to preferred shareholders
Pro forma*	$—	$—	$—	$—	$—
Scenario 1	$(158)	$(82)	$(267)	$(60)	$(1,027)
Scenario 2	$(158)	$(82)	$(267)	$(60)	$(524)
Net profit/(loss) available to common shareholders
Pro forma*	$(424)	$(157)	$(5,041)	$(13,545)	$(16,815)
Scenario 1	$(582)	$(239)	$(5,308)	$(13,605)	$(17,842)
Scenario 2	$(582)	$(239)	$(5,308)	$(13,605)	$(17,339)
Basic and diluted earnings/(loss) per share from continuing operations
Pro forma*	$(0.21)	$(0.08)	$(2.63)	$(7.81)	$(15.57)
Scenario 1	$(0.29)	$(0.12)	$(2.77)	$(7.85)	$(16.52)
Scenario 2	$(0.29)	$(0.12)	$(2.77)	$(7.85)	$(16.05)
Basic and diluted earnings/(loss) per share
Pro forma*	$(0.21)	$(0.08)	$(2.63)	$(7.81)	$(15.57)
Scenario 1	$(0.29)	$(0.12)	$(2.77)	$(7.85)	$(16.52)
Scenario 2	$(0.29)	$(0.12)	$(2.77)	$(7.85)	$(16.05)

*	Assuming 100% participation

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